Exhibit 99.1
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 062 233 950 euros
542 051 180 R.C.S. Nanterre
www.total.com
Renewable Energies:
Total deepens its involvement in marine power
Paris — August 9, 2006 — Total announces that it has acquired a 10% interest in Scotrenewables Marine Power Ltd., (the sister company of Scotrenewables Wind Power Ltd), based in Scotland’s Orkney Islands, that is developing an electricity generation technology based on tidal turbines.
Scotrenewables Marine Power Ltd is working closely with the European Marine Energy Centre (EMEC), which has the necessary infrastructure to test marine power devices. It is also supported by researchers from Heriott-Watt University based in Edinburgh and from the University’s Orkney Campus, with which Total has several partnerships.
Aside from the fact that it does not emit greenhouse gases, tidal power has the advantage of being predictable. In the long-term, marine power could make a significant contribution to electricity generation from renewable sources, particularly in the UK and France. The Orkney Islands are located in an area with some of the strongest tidal currents in Europe.
For Total, this new commitment in marine power follows on the acquisition of a stake in a wave energy project in Spain in June 2005. Requests for authorization have been submitted and are being reviewed.
This move confirms Total’s interest in renewable energies. Along with biofuel, Total has been involved in photovoltaic solar energy for more than 20 years. It is pursuing its work in this area through the companies Photovoltech and Tenesol. Furthermore, after inaugurating its first wind farm near Dunkirk in 2003, Total was selected by the French Industry Ministry in 2005 to develop the largest onshore wind farm in France (90 MW), in the Aveyron region. Total is also studying a more than 100 MW offshore wind power project off of Dunkirk.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com